Form C

Cover Page

Name of issuer:

Long Drive to Yadkin LLC

Legal status of issuer:

> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: NC
> Date of organization: 8/22/2022

Physical address of issuer:

1009 Midland Dr.
Wilmington NC 28412

Website of issuer:

http://www.parrishstikeleather.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Class A Membership Interest

Target number of securities to be offered:

750

Price:

$100.00000

Method for determining price:

The offering price for the securities offered has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

Target offering amount:

$75,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$250,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$2,445.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$203.00	$0.00
Net Income:	($4,479.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not

any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Long Drive to Yadkin LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Parrish Stikeleather	Filmmaker	Self-Employed	2022
Megan Petersen	Acting Coach	Actor's Arsenal	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Parrish Stikeleather	Filmmaker	2022
Megan Petersen	Producer	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Megan Petersen	Class B Unit	49.0
Parrish Stikeleather	Class B Unit	51.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investment in the Company involves substantial risks. In addition to those risks described elsewhere throughout this Form C and the Subscription Agreement,

Subscribers should consider carefully the risks set forth below. It should be recognized that the risk factors set forth below are those which, as of the date of this Exhibit A, seem most significant. Prospective purchasers of Class A Units must realize, however, that factors other than those set forth below ultimately may affect the investment offered pursuant hereto in a manner and to a degree which cannot now reasonably be foreseen.

General Risks. An investment in the production and exploitation of motion pictures is speculative and has traditionally involved a high degree of risk. Some feature films, although produced, are never distributed for exhibition. Even if produced and distributed, a significant number of feature films are not commercially successful and do not generate sufficient revenues to allow the financier to recoup its initial investment or

realize any profit. The recoupment of invested capital and the possibility of a return on such investment is dependent on a variety of factors, many of which the Company will have little or no control over, such as changes in public taste, adverse critical reviews, and competition with other films having the same or similar story content or themes. Even if the Picture is a critical or artistic success, there is no assurance that it will be an economic success. Accordingly, there is a substantial risk that investors will experience a loss of all or a substantial portion of their investment in the Company.

No Diversification / Dependence on Picture and Ancillary Rights. Investors in the Company are only entitled to a share of the profits of the Picture and the Ancillary Rights, as the Company does not have nor does it intend to have any other line of business. The Picture is currently in the development stage, has not been produced and no sales of the Picture have been made. Accordingly, no assurance can be given that the Picture will be profitable or that it will be able to generate positive cash flows. The implementation of the Company's plan for the Picture is subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. In addition, the Picture will be subject to certain factors affecting the entertainment industry generally, such as sensitivity to general economic conditions, critical acceptance of the Picture, and intense competition. If the Company is unable to produce the Picture, or to market the Picture

successfully if produced, the Company will be unable to realize any revenues from the Picture and the investors will lose most, if not all, of their investment.

Reliance on the Company for All Management Decisions. All decisions with respect to the Picture and the Project will be made by the Company, without consultation with the investors (i.e., the Class A Members). The success of the Project will, to a large extent, depend on the quality of the management of persons and entities engaged by the Company. Although the Company believes that the persons and entities

it intends to engage as management will have the necessary business and motion picture experience to supervise the Project, there can be no assurance that such persons will perform adequately or that Company operations will be successful. Moreover, the loss of the services of any of the above-the-line talent, key management persons or entities engaged by the Company, or any of the key production personnel involved in the Project, could have an adverse effect on the Project if a suitable replacement were not promptly obtained.

Producing a Feature Film. Each motion picture is a separate business venture with its own

management, employees, and equipment and its own budgetary requirements. This is particularly true of motion pictures produced by independent filmmakers. The production of a feature film entails significant risks over which the production company generally exercises little or no control, including delays due to strikes, work stoppages, disability or other unavailability of key graphic arts or production personnel and actors, and other factors, any one of which could substantially increase production costs or prevent completion of the Picture. There can be no assurance that the Company can bring the Picture in on time and in accordance with

the Budget.

Distribution Risks. Because (i) the Company will not be dependent on a significant advance from the distributor to fund production of the Picture; and (ii) of what the Company believes will be the widespread appeal of the Picture, the Company believes it will be able to secure a favorable distribution commitment. Notwithstanding the foregoing, there can be no assurance that the Company will succeed in securing an agreement for domestic theatrical distribution (or any other form of distribution) on any terms, much less favorable financial terms. In the absence of a distribution agreement with a financially sound distributor, the Company may be unable to distribute the Picture.

Competition. All aspects of the motion picture industry are highly competitive. Feature films areproduced by independent production companies as well as major motion picture studios, many of whichindependent companies and all of which studios have substantially greater financial and other resources thanthe Company. Moreover, feature films experience intense competition not only from other feature films, butalso from other forms of public entertainment (including other types of programming on network, pay andcable television, the Internet, compact discs, and sports and other live entertainment). In the world of feature-length films, (a) major studios like Columbia Pictures, Warner Bros., Walt Disney Pictures, 20th Century Fox,Paramount, and Universal, (b) production companies owned or affiliated with such major studios, such as NewLine Cinema, Castle Rock Entertainment, Touchstone Pictures, Miramax Films, Focus Features, and RegencyEnterprises, among many others, as well as (c) other independent production companies, such as Netflix,Amazon Studios, Relativity Studios, Open Road Films, MGM, Magnolia Pictures, and Lionsgate Films, amongmany others, all have significantly greater resources and experience than the Company, have regularly beenproducing, or intend to produce, feature-length films which necessarily will compete with the Pictureregardless of the appeal which the Company believes the Picture will have.

Restrictions on Transfer of Class A Units. The transferability of the Class A Units by owners thereofis restricted by relevant securities laws and by the terms of the Operating Agreement. The Class A Unitsoffered hereby are not transferable without the Class B Members' prior written consent. Since the Class AUnits are not being registered under the Securities Act or any state securities laws, they can be resold only byan investor (assuming compliance with the Operating Agreement) pursuant to an exemption under theSecurities Act and any applicable state securities laws. The Company is under no obligation to register theClass A Units to permit resales and does not intend to do so. The lack of registration of the Class A Units,together with certain restrictions on transfer set forth in the Operating Agreement, make the Class A Unitsilliquid and would impair the ability of an investor or his estate to dispose of such Class A Units in the eventof a change in personal circumstances. In addition, the Class A Units may not be readily accepted as collateralfor loans. Consequently, the purchase of the Class A Units should be considered only as a long-terminvestment. There is no public market for the Class A Units and, because there are expected to be only alimited number of investors and since certain restrictions imposed by the Operating Agreement exist as to thetransferability of Class A Units, no market for the Class A Units is likely ever to develop.

Return on Investment. Notwithstanding the positive financial results of certain other feature-lengthfilms, there is no assurance that the Picture will be financially successful. Consequently, there is no assurancethat an investor will realize a substantial return on his investment, or any return at all, or even that such investorwill not lose its entire investment. For these and other reasons highlighted in this risk factors section, theprospective investor should read this Form C, the Subscription Agreement, and the Company's OperatingAgreement carefully and consult with its own attorney and/or financial advisor prior to making an investmentdecision. This Offering is suitable only for persons who can afford the loss of their entire investment.

Creditors of the Company. The Company's interest in the Picture and the Ancillary Rights will besubject to all of the claims of the creditors of the Company, whether arising by contract or tort. In the eventthat the Company should incur liabilities beyond its ability to repay, the rights of investors to share in theprofits of the Picture will be impaired or lost in their entirety.

Limited Experience of Company. The Company has no experience developing and producing feature-length film intended for domestic and/or foreign distribution, and the Managers have limited experiencedeveloping and producing feature-length film intended for domestic and/or foreign distribution. The lack ofexperience of the Company, and limited experience of the Managers, could have a negative impact upon thesuccessful development, production, and distribution of the Picture.

Additional Financing. The Company anticipates that after all Class A Units are fully subscribed, thenet proceeds will be sufficient to permit the Company to complete production of the Picture. Such belief isbased upon certain assumptions, including assumptions regarding the anticipated expenditures required for thedevelopment, production and distribution of the Picture. There can be no assurance that such resources willbe sufficient for such purposes. If the net proceeds of the sale of the Class A Units are not sufficient to permitthe Company to complete the Picture, the Company may obtain loans or otherwise obtain funds sufficient toensure that the Company will have sufficient working capital for the Picture. There can be no assurance thatthe Company will be able to obtain such additional funds on terms satisfactory to the Company or at all. TheCompany's inability to obtain such additional financing on satisfactory terms may result in the loss of a portionor all of the investors' investment.

Impact of Loans. If the Company completes the capitalization to meet its Budget by obtaining loans,investors will be adversely affected if the Picture fails to generate significant revenue, as those loans will berepaid in full, with interest, before any distribution of Available Funds to investors. Loans may be obtainedfrom Members, Managers, and/or any of their affiliates, or other persons.

Commercial Success. Many motion pictures are released each year which are not commerciallysuccessful and fail to recoup their production costs from United States distribution. Therefore, it is importantto exploit any additional income potential of foreign and ancillary markets, although neither provides aguarantee of revenue. Licensing of a motion picture in the ancillary markets can be particularly dependentupon performance in distribution. While it is possible for a motion picture to be commercially successfulwithout distribution, if a motion picture is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be a financial failure.

Premature Abandonment. The production or distribution of the Picture may be abandoned at any stageif further expenditures do not appear commercially appropriate, with the resulting loss of some or all of thefunds previously expended on the development, production or distribution of the Picture.

Cost Overruns. The costs of producing motion pictures are often underestimated and may be increasedby factors beyond the control of the producers. Such factors may include illness of technical and artisticpersonnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and otherproduction disruptions. The risk of a film running over budget is always significant and may have a substantialadverse impact on the profitability of the Picture. Investors must recognize that the Budget is anapproximation, has not been finalized and may be subject to change. There can be no assurance that currentlyunanticipated circumstances will not increase the Budget.

Long-Term Project. The production and distribution of a motion picture involves the passage of asignificant amount of time. Pre-production on a picture may extend for two to three months or more.Production and graphic design may extend for three years or more. Post-production may extend for severalmonths. Distribution and exhibition of motion pictures may continue for years. Thus, whatever profits aregenerated, if any, may not be realized by investors for several years. Accordingly, this investment should onlybe considered a long-term investment.

Foreign Distribution. Foreign distribution of a motion picture (i.e., outside the United States andCanada) may require the use of various foreign distributors. Some foreign countries may impose governmentregulations on the distribution of films or place restrictions on the amount of funds which may be removedfrom the country. Also revenues derived from the distribution of the Picture in foreign countries, if any, maybe subject to currency controls and other restrictions which may temporarily or permanently prevent theinclusion of such revenue in profits.

Investors Last In Line. A motion picture typically goes from the producer to the distributor who inturn may send it to territorial sub-distributors, who send it to exhibitors. The box office receipts generated bya motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance tothe producer. The consequences of this system for investors who agree to participate in motion picture projectson some sort of percentage of revenue basis, is that the investors who have had their money and/or efforts atrisk for the longest time, are at the tail end of the box office receipts chain. Thus, if the Company, in negotiatinga distribution agreement, has to rely heavily on participation in the Picture's net profits, investors will be thelast in line to benefit from any such revenue stream. To mitigate against this risk, the Company intends toexercise its best efforts to identify and pursue revenue opportunities for exploitation of the Picture. Whilethere is no guarantee or other assurances that these efforts will be successful, if they are successful, theinvestors and others who have agreed to defer some or all of their total compensation until the Picture beginsgenerating revenue may be able to realize a return on their investment in the Picture.

Control by the Managers. The Managers, who are also the Class B Members, will control theCompany. All decisions regarding the business of the Company will be made by the Managers. Pursuant tothe Operating Agreement, the Managers have the power to cause the dissolution (subject to Member approvalas set forth in the Operating Agreement) and liquidation of the Company or the sale of all of the Company'sProperty at any time. Upon dissolution and liquidation of the Company, the Picture and all future cash flowsfrom the Picture and the Ancillary Rights could be sold. While the Managers must act in good faith and in amanner the Managers believe to be in the Company's best interests in making any decision dissolve or toliquidate the Company and/or to sell the Property of the Company, investors will only participate in anyproceeds paid to the Company that may exist after the Company satisfies all of its liabilities.

Covid-19. At present, the United States specifically, as well as other countries in which the Picturemay be released or distributed, or where the Company would otherwise like to release or distribute the Picture,are still affected by the Covid-19 global pandemic (the "Pandemic"). Among other things, the Pandemic hassubstantially affected the abilities (a) of production companies to produce motion pictures, (b) of individualswho work in film production and post-production to perform their jobs, and (c) of distributors and exhibitors—especially theatrical exhibitors—to exploit or help exploit motion pictures. There can be no guarantee that thePandemic, or a similar pandemic or occurrence, will not prevent or adversely affect the Project's ability to beproduced, be distributed or otherwise exploited, and/or be profitable.

Adverse Weather. The Company anticipates that all or most of the filming and production of thePicture will occur in and around Wilmington, North Carolina. In September 2018, the Wilmington, NorthCarolina area was severely impacted by Hurricane Florence, and was again impacted, to a lesser extent, byHurricane Dorian in September 2019. If the Wilmington, North Carolina, area is impacted by a hurricane,tropical storm, tropical depression, or other adverse weather event at any time prior to completion and releaseof the Picture, whether in 2023 or thereafter, the Project's ability to be produced, be distributed or otherwiseexploited, and/or be profitable may be adversely affected.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Parrish Stikeleather and Megan Petersen are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses

the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$75,000**

Use of Proceeds: Proceeds will go towards the production of the film, which breaks down as follows: 46.7% towards 16mm Film (stock + scanning & processing), 24% towards payment of cast & crew, 20% towards catering for cast & crew, 7.5% towards Wefunder fees, and 1.8% towards contingency funds

If we raise: **$250,000**

Use of Proceeds: Proceeds will go towards the entire filmmaking process from production to the release of the movie, which breaks down as follows: 50% towards production of the film (this includes everything from paying cast & crew to purchasing 16mm film to catering and locations and props, etc.), 15% towards post-production of the film (this includes editing, color correction, music licensing, score, sound design and sound mix), 27.5% towards marketing and self-distribution of the film (this portion of the budget is only to be used in this capacity if we were to forego traditional distribution and release the movie ourselves. If so, this money will go towards marketing the film, hiring a PR firm to help promote the film and filmmakers, and get the film into festivals and theaters), and 7.5% towards Wefunder Fees.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Class A Units with a preferred return equal to **120% of return of principal + pro rata share of 50% of net profits**.

See exact security attached as Appendix B, Investor Contracts.

This Offering is for up to 2,500 Units of Class A Membership Interest in the Company at a cash price of $100.00 per Unit. The minimum target is $75,000 and the maximum target is $250,000.

Distributions

All distributions of Available Funds to be made by the Company, whether prior to dissolution or thereafter, shall be made among the Members in the following priorities:

First, to the Class A Members in proportion to their respective Capital Contributions to the Company, until the amount received by each Class A Member pursuant to this paragraph is equal to the sum of (x) the amount of such Class A Member's Capital Contributions to the Company, and (y) such Class A Member's Preferred Return; and (iii)

Second, 50% to the Class A Members in proportion to their ownership of Units and 50% to the Class B Members equally. For the avoidance of doubt, the Class B Members hereby acknowledge and agree that the amount of any Third Party Participations shall be borne solely by the Class B Members, and shall be deducted and paid by the Company out of Distributions, if any, distributable to the Class B Members pursuant to Section 6.2(a)(iii) of the attached operating agreement before distribution to the Class B Members.

Irrevocable Proxy

The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: Class A Members do not vote on film decisions, and do not vote on other company decisions as stated in the operating agreement. And irrevocable voting proxy is granted to XX Team.
☐ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

The attached subscription agreement together with the Operating Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a written agreement executed by all parties to the attached subscription agreement, subject to the right of the Company to terminate the attached subscription agreement prior to issuance of any subscribed Class A Units to the Subscriber.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B	n/a	n/a	Yes ⌄
Class A	2,500	0	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class A Units have a preferred status with respect to distributions and limited voting rights. Class A members have no rights with respect to film decisions. Please see Operating Agreement for all rights of Class A members. Class B is the producer class, and ownership is not broken up by units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor will likely hold a minor position in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common units that take into account factors such as the following:

- unrelated third party valuations of our common units;

- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common units;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Long Drive to Yadkin is a dark comedy about a world-weary Bible salesman and his last days in Yadkin.

Milestones

Long Drive to Yadkin LLC was organized in the State of North Carolina in August 2022.

Since then, we have:

- Producer Megan Petersen collaborated on Feature Film with the Duplass Brothers

- Accomplished cast of actors across multiple streaming platforms: Netflix, Hulu, and HBOmax included

- Southern story filmed in historically preserved, yet forgotten locations all across North Carolina

- A dark, character-driven comedy made to entertain, dazzle, and emotionally move an audience

- An award-winning team who have run successful crowdfunding campaigns with huge audience engagement

- Feature debut of Writer/Director Parrish Stikeleather who's made numerous award-winning short films

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in August 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $0

- *Assets.* As of December 31, 2022, the Company had total assets of $0, including $0 in cash.

- *Net Loss.* The Company has had net losses of $4,479 for 2022.

- *Liabilities.* The Company's liabilities totaled $2,445 for 2022.

Liquidity & Capital Resources

To-date, the company has been financed with $4,479 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan

Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Long Drive to Yadkin LLC cash in hand is $0, as of June 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 36 months.

There have been no changes or trends in our financials or operations since the date our financials covers.

Expenses within the next 3-6 months will depend on reaching our minimum goal, which will determine whether or not we move into production. If our minimum goal is reached, the entirety of that money will be spent within 6-12 months on the production of the film with $0 in revenue. Revenue will not be expected until the movie is completed and distributed, which we expect to happen within two years of production, although that timeline is subject to change.

We are not currently profitable. We are hoping to be profitable once we reach a budget of $150,000 - $250,000 and the film is completed and distributed. We expect to reach this point within two years of beginning production, although that timeline is subject to change as the nature of making a film can be unpredictable.

The only other source of capital outside of Wefunder are the personal finances of the Owners. This money has been used as a loan to the company (Long Drive to Yadkin LLC) for start-up costs.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Parrish Stikeleather, certify that:

(1) the financial statements of Long Drive to Yadkin LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Long Drive to Yadkin LLC included in this Form reflects accurately the information reported on the tax return for Long Drive to Yadkin LLC filed for the most recently completed fiscal year.

Parrish Stikeleather
Filmmaker

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
C. engaging in savings association or credit union activities? ☐ Yes ☑ No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission

annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://parrishstikeleather.com/yadkin/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Long Drive to Yadkin LLC

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Megan Petersen
Parrish Stikeleather

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Long Drive to Yadkin LLC

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Megan Petersen
Parrish Stikeleather

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Long Drive to Yadkin LLC

By

Parrish Stikeleather

Writer / Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Megan Petersen

Producer
6/21/2023

Parrish Stikeleather

Writer / Director
6/21/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.